UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Procurement Foundry, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Massachusetts

    Date of organization
    February 7, 2020

Physical address of issuer
47 Boston Hill Road, Fairhaven, Massachusetts 02719

Website of issuer
https://procurementfoundry.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank and Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000
Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No





Oversubscriptions will be allocated:
☐ Pro-rata basis



☐ First-come, first-served basis

✅ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
September 21, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2019)
Total Assets	$36,305
Cash & Cash Equivalents	$36,305
Accounts Receivable	$0.00
Short-term Debt	$23,057
Long-term Debt	$45,000
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	-$31,753

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



September 9, 2020

FORM C/A

Up to $500,000.00

Procurement Foundry

PROCUREMENT FOUNDRY

Explanatory Note

Lend Grow, Inc., (the “Company”) is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on July 17, 2020. This amendment is filed to add a webinar transcript attached hereto as (Exhibit G).

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Procurement Foundry, Inc., a Massachusetts corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary’s platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon

disbursement of funds from escrow at the time of closing. The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the offering.

	Price to Investors	Service Fees and Commissions [(1)(2)]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://procurementfoundry.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is September 9, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.procurementfoundry.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Procurement Foundry, Inc. (the "Company" or "PF") is a Massachusetts corporation, formed on February 7, 2020. The Company is wholly owned by Procurement Foundry Holdings, Inc. Procurement Foundry Holdings, Inc.'s entire authorized and outstanding shares are owned by Michael Cadieux (75%) and Yashar Kafi (25%). Procurement Foundry Inc. holds all the assets in its entirety detailed in this Form C/A and is the sole operating entity detailed herein. The information detailed in this Form C/A relating to the Company's financial performance and operations are inclusive of any economic activity that occurred prior the Company's incorporation date. The company's economic activity began in 2016 with a shareholder loan of $45,000, paid in equal parts by the officers of the company, Michael Cadieux and Yashar Kafi.

The Company is located at 47 Boston Hill Road, Fairhaven, Massachusetts 02719.

The Company's website is www.procurementfoundry.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Procurement Foundry is an online collaboration community where Procurement and Supply Chain professionals come to gather, share, learn, and grow. Procurement Foundry's peer-to-peer platform facilitates discussion, learning, and networking from over 2,900 vetted industry professionals from over 90 different countries. It also creates original content, which includes online presentation, live Q&A sessions with industry professionals, and in-person events throughout 20 regional chapter-locations worldwide. An active community of Procurement and Supply Chain professionals collaborates within the Procurement Foundry Slack community, which serves as their digital meeting hub for open discussion, learning, and networking. The Company is wholly owned by a special purpose vehicle, Procurement Foundry Holdings, which is controlled by the founders of the Company.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Note being offered	$25,000.00 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000.00 Principal Amount
Maximum amount of Crowd Note	$500,000.00 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$500,000.00 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	September 21, 2020
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 27 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

No market for a Procurement Foundry type of community currently exists.
Although we have identified what we believe to be a need in the market for an online community, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of the Foundry community concept. Potential customers may be unwilling to accept, utilize or recommend any of our proposed marketing services. If we are unable to commercialize and market our content, advertising and digital marketing services when planned, we may not achieve any market acceptance or generate revenue.

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Massachusetts on February 7, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Yashar Kafi and Michael Cadieux. The Company has or intends to enter into employment agreements with Yashar Kafi and Michael Cadieux although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Yashar Kafi and Michael Cadieux or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Yashar Kafi and Michael Cadieux in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Yashar Kafi and Michael Cadieux die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users and customers engagement for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past.

Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company may be materially impacted by the ongoing Coronavirus pandemic.

The Company's future business plan incorporates in-person events that may generate revenue through ticket sales and marketing sponsorships. Due to the coronavirus' impact on large gatherings, the Company may not be able to hold in-person events for the foreseeable future. The Company seeks to mitigate this risk by offering virtual events that can generate revenue through the same likes of in-person events.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our Company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before

the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note.   Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Massachusetts law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management,

delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE

PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Procurement Foundry has created a digital ecosystem and community for Procurement and Supply Chain professionals to network, share ideas, and learn from one another. It also creates original content for community members, including Q&A sessions with industry professionals, industry presentations, and in-person events ranging from small groups to full industry virtual conferences. The company reports that its peer-to-peer network includes over 2,900 vetted Procurement and Supply Chain professionals from most of the world's largest blue-chip organizations. Because the community is vetted, the company believes its members can more meaningfully engage with one another over industry topics to share knowledge, learn from one another, and grow their network.

The Procurement Foundry community consists of a well-balanced mix of indirect & direct procurement as well as supply chain management professionals with varying levels of expertise. Community membership is free and 100% vetted, so that regardless of career experience levels, members can confidently engage, network, and collaborate with all levels industry thought leaders. The onboarding process consists of an application where users detail their experience, job title, current employer, and spend management responsibilities, among other factors. Once accepted, members are provided with exclusive access to the Procurement Foundry Slack community, which acts as the community's digital meeting hub. Membership also entails access to original content including live Ask Me Anything (AMA) sessions, live webinars, and industry events, consisting of in-person meet-ups throughout its regional chapter locations and virtual conferences for the entire community. Procurement Foundry is an online collaboration community where Procurement and Supply Chain professionals come to gather, share, learn, and grow. Procurement Foundry's peer-to-peer platform facilitates discussion, learning, and networking from over 2,900 vetted industry professionals from over 90 different countries. It also creates original content, which includes online presentation, live Q&A sessions with industry professionals, and in-person events throughout 20 regional chapter-locations worldwide. An active community of Procurement and Supply Chain professionals collaborates within the Procurement Foundry Slack community, which serves as their digital meeting hub for open discussion, learning, and networking.

Business Plan

Procurement Foundry generated its first member-based research solution in Q1 2020 with its Salary and Compensation Survey. The company expects to roll out new research and data collection initiatives as the community grows in order to provide research solutions for community members.

Premium events, services, and memberships are expected to rollout in the coming months. In early Q2 2020, Procurement Foundry launched the CPO Foundry, a premium community that

will carry a monthly membership fee model once a critical mass of 500 members is reached. Additionally, Procurement Foundry aims to launch its premium services for community members, which include personal brand development, coaching and career mentoring, and personal content creation.

The company also intends to continue to monetize its user-base through limited advertising within their digital company, AMA sessions, webinars, and in-person and virtual events. Along with advertising, the company intends to allow staffing services to market career opportunities for a fee, which has yet to be determined by management.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Partner Channel	Procurement Foundry members use an exclusive Slack channel to network, discuss industry happenings, and learn more from each other. This channel also acts as a medium to generate revenue through sponsorship posts, which can be purchased by select sponsors	Supply chain professionals
Original Content	Includes live "Ask Me Anything" events, where the Procurement Foundry community can talk with an industry professional in a public forum Q&A format. Also includes live webinars, which industry professionals present to the community.	Supply chain professionals
Regional Events	In-person and informal networking opportunity for Procurement Foundry members to come together and socialize. Company may explore revenue-generating sponsorships opportunities for these regional events in the future.	Supply chain professionals

Beginning in 2021, Procurement Foundry aims to create and operate a Group Purchase Organization (GPO) by incorporating aggregated purchasing needs of the Procurement Foundry community. The GPO will aim to achieve strategically beneficial terms on purchase orders for

community members. In the beginning of Q2 2020, the community reported a potential collective purchasing power of over $600 billion.

Procurement Foundry plans to expand from its fee-based sponsorship business model to include revenue streams from community members, third-party sourcing and procurement organizations, and the facilitation of purchase orders through aggregated purchasing.

Current revenue stream:

Advertising and Marketing: Content and community partners sign semi-annual or annual agreements to be featured in Procurement Foundry's original content, including email blasts, social media posts, and dedicated webinar and AMA sessions. Partners also maintain constant presence within the Procurement Foundry community on branded collaboration channel destinations so members can easily engage with their brand's products or services.

Development of future revenue streams:

- Member Educational Programs: Professional training including negotiating, sales knowledge, and advanced sourcing strategy.
- Staffing and Placement Services: On-demand membership fee model for clients with staff-related gaps or short-term hiring needs.
- Data and Research: Community-driven data research from surveys and community polls.
- Aggregated Purchasing Abilities: Create a Group Purchasing Organization (GPO) to aggregate purchasing needs of the community.
- Premium Events, Services, and Memberships: Membership-fee model and one-time sale of tickets for community members to access premium content, including new foundries, exclusive events, and professional development coaching. Events are available for sponsorship.

Competition

The Company's primary competitors are Institute for Supply Chain Management, Procurious, CorporateBrainz, and Sourcing Industry Group.

Customer Base

The Company has two customer groupings - Procurement Practitioners and Vendors. Current revenue is derived primarily from content and community partners who sign semi-annual or annual agreements to be featured in Procurement Foundry's original content, including email blasts, social media posts, and dedicated webinar and AMA sessions. Partners also maintain constant presence within the Procurement Foundry community on branded collaboration channel destinations so members can easily engage with their brand's products or services. The Company anticipates generating revenue from procurement practitioners through future revenue streams.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 47 Boston Hill Road, Fairhaven, Massachusetts 02719

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$25,000
Marketing	35.00%	$8,750	15.00%	$75,000
Media Development	60.00%	$15,000	30.00%	$150,000
Advertising Channel Development	0.00%	$0	30.00%	$150,000
Operations/Staffing	0.00%	$0	20.00%	$100,000
Total	**100.00%**	**$25,000**	**100.00%**	**$500,000**

* This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Yashar Kafi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer: June 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Partner at AMPlify Resources Group, April 2018 – Present: Responsible for growing AMPlify's digital transformation consulting practice

Senior Director at Virtusa, May 2014 – April 2017: Responsible for owning and advancing the Professional Services portfolio of engagements

Educational Background

Bachelor of Arts Degree in Economics from the University of California San Diego

Masters in Business Administration with an emphasis on Entrepreneurship and Entrepreneurship Studies from Babson College

Name

Steven Michael Cadieux

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, President, Treasurer, Secretary, Director: June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Partner at AMPlify Resources Group, February 2018 – Present: Focused on third party spend including IT/Technology, MRO, Travel, Fleet & Expense Management, Office Services, HR & Benefits, Professional Services, Transient Labor, Energy & Utilities, and Marketing & Advertising

Vice President / North America Procurement Officer at Publicis Groupe, January 2008 – January 2018: Built, operated, and expanded Procurement / Sourcing operations within the existing shared services organization

Educational Background

Bachelor of Arts Degree in Corporate Communications from Marist College

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Massachusetts law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of

gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Massachusetts.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Voting Common Stock
Amount authorized	25,000
Amount outstanding	25,000
Voting Rights	The holders of the Class A Common Voting Stock are entitled to one vote for each share of Class A Common Voting Stock held at all meetings of Shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Voting Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Class B Common Non-Voting Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Massachusetts Business Corporations Act G.L. c. 156D. There shall be no cumulative voting.
Anti-Dilution Rights	No special rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	Class B Non-Voting Common Stock
Amount authorized	250,000
Amount outstanding	0
Voting Rights	No voting rights
Anti-Dilution Rights	No special rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%

The Company has the following debt outstanding:

Type of Debt	Accounts Payable
Name of Creditor	Misc. Vendors
Amount outstanding	$4,007
Interest rate and payment schedule	0.00%
Payment schedule	Net 30
Other material terms	N/A

Type of Debt	Line of Credit
Name of Creditor	Yashar Kafi – American Express Statement
Amount outstanding	$5,590
Interest rate and payment schedule	0.00%
Payment schedule	Quarterly
Other material terms	Owners Expense Reimbursement

Type of Debt	Related Party Loan
Name of Creditor	Owner's Initial Investment
Amount outstanding	$45,000
Interest rate and payment schedule	0.00%
Payment schedule	Sometime in the future
Other material terms	N/A

Ownership

The Company is wholly-owned and controlled by a managing entity, Foundry Holdings, Inc. The managing entity is owned and controlled by Steven Michael Cadieux, who owns 75%, and Yashar Kafi, who owns 25%.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Foundry Holdings, Inc.	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following the current Offering, the Company plans to have enough liquidity to execute its business plan for the next twelve months. Thereafter, the Company hopes to achieve profitability. The funds raised in this Offering will be used to help market our products, as well as further develop our product roadmap and offer new features to our users.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically sales.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $500,000.00 in principal amount of Crowd Note for up to $500,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 21, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$3,000,000 ($3 million) or $2,500,000 ($2.5 million)

Discount
20.0%

Conversion of the Crowd Notes.

Upon the occurrence of a Qualified Equity Financing, the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"Qualified Equity Financing" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"Conversion Shares" shall mean with respect to a conversion of the Crowd Notes, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"Shadow Series" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i.   **Shadow Series** shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii.   **Shadow Series** shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"Conversion Price" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.00.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

            i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

           ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:

    a.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    b.   the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

      c.   the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

      d.   the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company has a shareholder agreement in place. The shareholder agreement sets forth and details the rights and liability of the shareholders in connection with the management and control of the Company, along with the relationship between the shareholders and the Company. Pursuant to the shareholder agreement, the Company has a right of first refusal if any shareholder desires to sell its shares.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities

were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In 2016, Michael Cadieux loaned $22,500 to the Company. The loan is payable at a future date to be determined by management.

In 2016, Yashar Kafi loaned $22,500 to the Company. The loan is payable at a future date to be determined by management.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Remainder of Page Intentionally Left Blank

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Steven Michael Cadieux
(Signature)

Stephen Michael Cadieux
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Steven Michael Cadieux
(Signature)

Steven Michael Cadieux
(Name)

President
(Title)

September 9, 2020
(Date)

I, Steven Michael Cadieux, being the founder of Procurement Foundry Inc., a Corporation (the "Company"), hereby certify as of this that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Steven Michael Cadieux
(Signature)

Steven Michael Cadieux
(Name)

President
(Title)

September 9, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A

Financial Statements

PROCUREMENT FOUNDRY, INC.

Reviewed Financial Statements For The Year Ended December 31, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Procurement Foundry, Inc
Fairhaven, MA

We have reviewed the accompanying financial statements of Procurement Foundry, Inc. which comprise the balance sheet as of December 31, 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 24, 2020

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

PROCUREMENT FOUNDRY, INC
BALANCE SHEET
DECEMBER 31, 2019
_____

ASSETS

CURRENT ASSETS
Cash | $ | 36,305

TOTAL CURRENT ASSETS		36,305
TOTAL ASSETS		36,305

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable | 23,057

TOTAL CURRENT LIABILITIES | 23,057

NON-CURRENT LIABILITIES
Related Party Loan | 45,000

TOTAL LIABILITIES | 68,057

SHAREHOLDERS' EQUITY
Common Stock (275,000 shares authorized; | -
no issued; $0.00 par value)
Retained Earnings | (31,753)

TOTAL SHAREHOLDERS' EQUITY | (31,753)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ | 36,305


PROCUREMENT FOUNDRY, INC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019
_____


Operating Income		
Sales	$	-
Gross Profit		-
Operating Expense		
Legal & Professional		14,478
Advertising		13,948
General & Administrative		3,327
		31,753
Net Income from Operations		(31,753)
Net Income	$	(31,753)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

PROCUREMENT FOUNDRY, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(31,753)
Change in Accounts Payable		23,057
Net Cash Flows From Operating Activities		(8,695)
Cash Flows From Financing Activities		
Draw on Related Party Loan		45,000
Net Cash Flows From Financing Activities		45,000
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		36,305
Cash at End of Period	$	36,305

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

PROCUREMENT FOUNDRY, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock Number	Common Stock Amount	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2018		$ -	$ -	$ -
Net Income			(31,753)	(31,753)
Balance at December 31, 2019		$ -	$ (31,753)	$ (31,753)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Procurement Foundry, Inc. ("the Company") is a corporation organized under the laws of the State of Massachusetts. The Company operates as a collaborative online meeting place for procurement and supply chain management professionals to network.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained a net operating loss of $31,753 in 2019.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise additional funds through a Reg CF campaign to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 24, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. The Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Massachusetts.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for

annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- EQUITY

Under the Company's original articles of incorporation, the Company authorized 275,000 shares of $0.00 par value Common Stock. No shares have been issued as of December 31, 2019.

NOTE E- DEBT

In 2016, the company issued two notes payable with related parties in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes"). The notes do not accrue and are payable at a future date to be determined by management.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 24, 2020, the date that the financial statements were available to be issued.

Company Summary



MicroVentures



Company: Procurement Foundry

Market: Social Media/Platform Software

Product: Digital Networking and Information Provider for Procurement Professionals

Company Highlights

- Reached profitability in April 2020
- Operates 20 regional chapters located throughout the United States, Canada, and U.K.
- Has more than 2,900 individually vetted members on its platform, which include professionals representing 75% of Fortune 100, and 41% of Fortune 500 companies.
- Anticipates launching a Group Purchase Organization (GPO) in 2021

EXECUTIVE SNAPSHOT

Procurement Foundry aims to be the premier online collaboration community where Procurement and Supply Chain professionals come to gather, share, learn, and grow. Procurement Foundry's peer-to-peer platform facilitates discussion, learning, and networking from over 2,900 vetted industry professionals from over 90 different countries. It also creates original content, which includes online presentation, live Q&A sessions with industry professionals, and in-person events throughout 20 regional chapter-locations worldwide. An active community of Procurement and Supply Chain professionals collaborates within the Procurement Foundry Slack community, which serves as their digital meeting hub for open discussion, learning, and networking.

Procurement Foundry became profitable in April 2020 and currently generates revenue from partner marketing programs and event sponsorship packages. It aims to create multiple revenue streams from premium exclusive events, advisory and operational services, exclusive executive membership destinations, aggregated purchasing, and educational programs.

PERKS

Investors that purchase the first 100,000 Crowd Notes, and thereby fund the first $100,000, will receive Crowd Notes with a conversion provision based on a $2.5 million valuation cap instead of a $3 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $2.5 million valuation cap (instead of $3 million).

Remainder of Page Intentionally Left Blank



Opportunity

A 2013 study by Stanford University and the Miles Group found that nearly two thirds of executives do not receive outside leadership advice, but nearly all want it.[i] LinkedIn is a common go-to networking platform for professionals who want to expand their network or gain industry knowledge. However, the site has become filled with advertisements and cluttered. According to Guild, a London-based technology platform, a recent survey showed that 38% of LinkedIn users think the site is too cluttered to be functional. Also, 45% of the survey respondents believe that LinkedIn has become more about marketing rather than networking.[ii]

Procurement Foundry has created a digital ecosystem and community for Procurement and Supply Chain professionals to network, share ideas, and learn from one another. It also creates original content for community members, including Q&A sessions with industry professionals, industry presentations, and in-person events ranging from small groups to full industry virtual conferences. The company reports that its peer-to-peer network includes over 2,900 vetted Procurement and Supply Chain professionals from most of the world's largest blue-chip organizations. Because the community is vetted, the company believes its members can more meaningfully engage with one another over industry topics to share knowledge, learn from one another, and grow their network.

Product

The Procurement Foundry community consists of a well-balanced mix of indirect & direct procurement as well as supply chain management professionals with varying levels of expertise. Community membership is free and 100% vetted,[iii] so that regardless of career experience levels, members can confidently engage, network, and collaborate with all levels industry thought leaders. The onboarding process consists of an application where users detail their experience, job title, current employer, and spend management responsibilities, among other factors. Once accepted, members are provided with exclusive access to the Procurement Foundry Slack community, which acts as the community's digital meeting hub. Membership also entails access to original content including live Ask Me Anything (AMA) sessions, live webinars, and industry events, consisting of in-person meet-ups throughout its regional chapter locations and virtual conferences for the entire community.

Procurement Foundry expects to launch new products and services for its community to nurture growth and industry knowledge, while providing revenue generating opportunities, which including the following:

- Survey research
- Education programs
- Premium events and services

- Premium membership
- Staffing services
- Aggregate Purchasing

Digital Meeting Hub

Each member has access to the Procurement Foundry Slack community, which acts as its digital meeting hub where members can engage with each other in a forum-style discussion over 100 collaborative channels. These channels allow for real-time peer collaboration, original and searchable peer-driven content creation, and networking opportunities. New members begin networking once joining the Procurement Foundry by introducing

Confidential Executive Summary



themselves to the community in a dedicated channel for new-comers and branching out from there. Other channel topics range from general industry happenings in the "Reading Room" to more industry-specific topics such as "Spend Analytics". Sourcing Category management professionals flock to the spend management channels such as the "Technology Sourcing" channel, which includes 1,000+ members. Members can freely contribute to each channel or learn from other members with expertise on specific topics.



Original Content

Procurement Foundry creates original content and hosts in-person events for its community of industry professionals. Original content and events are open for sponsorship.



Ask Me Anything (AMA)

Live online discussions featuring industry leaders answer questions from the Procurement Foundry community.



Webinars

Live online presentation from industry leaders presenting their views on industry trends, happenings, and core fundamentals.



Events

Both In-person and virtual meetings ranging from Multi-national conferences to regional chapter meetups



Regional Chapters

Procurement Foundry's regional chapters collectively host 100+ events annually and are located in some of the world's largest cities. Its members are from over 90 different countries and regularly meet, network, exchange stories, and discuss industry topics. Some of its current 20 chapter locations include New York City, Boston, Chicago, St. Louis, Dallas, London, and Toronto. Procurement Foundry reports that each chapter has a dedicated chapter leader with extensive sourcing experience from companies including Peloton Interactive, Unilever, Chelsea Football Club, Liberty Mutual Insurance, Lending Tree, AAA, and Stephen Gould.[iv]

Use of Proceeds

Procurement Foundry intends to use a majority of the proceeds raised in this offering for marketing and advertising and media development. It anticipates using 60% of the proceeds for media development, 35% for marketing, and 5% towards intermediary fees from this raise should the company raise the minimum amount of $25,000.

In the event that the company reaches the maximum amount of $500,000, 15% of the proceeds will be allocated toward marketing, 30% toward media development, 30% toward advertising channel development, 20% toward operations and staffing needs, and 5% towards intermediary fees from this raise.



- Media Development: $15,000
- Marketing: $8,750
- Intermediary Fees: $1,250

- Advertising Channel Development: $150,000
- Media Development: $150,000
- Operations/Staffing: $100,000
- Marketing: $75,000
- Intermediary Fees: $25,000

Product Roadmap

Procurement Foundry generated its first member-based research solution in Q1 2020 with its Salary and Compensation Survey. The company expects to roll out new research and data collection initiatives as the community grows in order to provide research solutions for community members.



Premium events, services, and memberships are expected to rollout in the coming months. In early Q2 2020, Procurement Foundry launched the CPO Foundry, a premium community that will carry a monthly membership fee model once a critical mass of 500 members is reached. Additionally, Procurement Foundry aims to launch its premium services for community members, which include personal brand development, coaching and career mentoring, and personal content creation.

The company also intends to continue to monetize its user-base through limited advertising within their digital company, AMA sessions, webinars, and in-person and virtual events. Along with advertising, the company intends to allow staffing services to market career opportunities for a fee, which has yet to be determined by management.

In April 2020, Procurement Foundry launched its first virtual event, "The FORGE." The free, day-long event boasted over 500 procurement and sourcing professionals and included multiple Zoom panel discussions with industry experts including:

- Jill Robbins, ranked No. 35 as a Global Supply Chain Thought Leader[v]
- Matt Anders, Head of Global Technology Sourcing at Warner Media for six years
- Sopan Shah, Global Chief Procurement Officer for IHG
- Liane Sanson, President of Advertising and Media at Corporate Spending Innovation
- Greg Tennyson, Head of Sourcing, Procurement, Contracts, and Travel at VSP
- Rudy Batts, Director of Procurement at Slack
- Alex Singer, Director at Peloton Interactive

Beginning in 2021, Procurement Foundry aims to create and operate a Group Purchase Organization (GPO) by incorporating aggregateed purchasing needs of the Procurement Foundry community. The GPO will aim to achieve strategically beneficial terms on purchase orders for community members. In the beginning of Q2 2020, the community reported a potential collective purchasing power of over $600 billion.

H2 2020

- Data and Research
- Education Programs
- Premium Events, Services, and Membership
- Ads and marketing
- Staffing Services

2021 +

- Aggregate Purchasing (Group Purchase Organization)



Business Model

Procurement Foundry is free to join after a vetting process, which has allowed the community to grow to over 2,900 members. The company aims to leverage its growing network of procurement and sourcing professionals to create monetization opportunities, which currently include sponsorship fees for its original content programming and events. As of Q2 the company now generates monthly recurring revenue from its 16 partners with "in community" collaboration/marketing channels through which its members can engage the partners.[vi]

Procurement Foundry plans to expand from its fee-based sponsorship business model to include revenue streams from community members, third-party sourcing and procurement organizations, and the facilitation of purchase orders through aggregated purchasing.

Current revenue stream:

- *Advertising and Marketing:* Content and community partners sign semi-annual or annual agreements to be featured in Procurement Foundry's original content, including email blasts, social media posts, and dedicated webinar and AMA sessions. Partners also maintain constant presence within the Procurement Foundry community on branded collaboration channel destinations so members can easily engage with their brand's products or services.

Development of future revenue streams:

- *Member Educational Programs:* Professional training including negotiating, sales knowledge, and advanced sourcing strategy.
- *Staffing and Placement Services:* On-demand membership fee model for clients with staff-related gaps or short-term hiring needs.
- *Data and Research:* Community-driven data research from surveys and community polls.
- *Aggregated Purchasing Abilities:* Create a Group Purchasing Organization (GPO) to aggregate purchasing needs of the community.
- *Premium Events, Services, and Memberships*: Membership-fee model and one-time sale of tickets for community members to access premium content, including new foundries, exclusive events, and professional development coaching. Events are available for sponsorship.

USER TRACTION

Regional Traction

65% of community members are concentrated in North America. The company reported that membership has grown in Europe and APAC regions in Q1 2020. Community members represent over 90 different countries from around the globe.

In June 2019, Procurement Foundry formed its first three regional chapters. By the end of Q1 2020, its chapters had grown to 20 regions located primarily in the United States, with some chapters in Canada and the U.K. The company anticipates expanding its chapter locations, with six new chapters pending. Its chapters collectively hosted over 40 regional meetup events in 2019, and are expected to host over 100 events in 2020, both physically and virtually.



Membership Traction

In the second half of 2019, the Procurement Foundry community grew by 65% and currently has over 2,900 procurement and sourcing professionals on its platform. This diverse community is made up of professionals with various seniority levels and experience. From entry-level associates to C-Level executives, the average industry tenure is 11 years for members on the platform. Over 22% of the community reports having at least 20 years of industry experience, and over 13% hold a title of Vice President or higher, including C-Suite executives.

Seniority Level	%		Experience	%
C-Level - CPO, CEO, COO, CFO, etc	3.42%		20 Years	24.23%
VP - Reporting to C-Level	10.34%		15 Years	18.66%
Director - Leading a team or dept.	33.81%		10 Years	22.42%
Manager - Managing team or Category	29.20%		5 Years	18.97%
Team Lead or SR. Associate/Specialist	15.01%		3 Years	6.32%
Associate	5.23%		1 Year	6.51%
Other	2.37%		New to Field	2.88%

According to Procurement Foundry, the community includes professionals employed by some of the world's largest companies, including Microsoft, IBM, Coca Cola, Honeywell, Visa, Amazon, 3M, and Walmart. About 75% of companies within the Fortune 100 list and 41% of companies within the Fortune 500 list have employees that are members in the Procurement Foundry.



Source: Procurement Foundry, Inc. using data self-reported by community members. Use of third-party names and/or logos does not imply any affiliation or endorsement.



Procurement Foundry began generating revenue in March 2020 and ended the month of April with positive net income of $1,667. From March 2020 to April 2020, its revenue grew ten-fold to $5,515. Since inception, Procurement Foundry has carried a positive cash balance for each month and has generated positive cash flow for the months of March 2020 and April 2020. The company's cash burn rate has averaged $3,206 per month since August 2019.



In 2019, Procurement Foundry incurred $14,477 in legal and professional service expenses and $12,778 in advertising and marketing expenses. Through April of 2020, the company spent $8,847 on advertising and marketing, which accounts for over 80% of total expenses. The founders expect to spend more capital on advertising and marketing along with media channel development to grow the brand and community of professionals.







Social Media Industry

Research indicates there are over 3.8 billion people who actively use at least one form of social media.[vii] With nearly 60% of the world's population already online, trends suggest that more than half of the world's total population will use social media by the middle of 2020. As people use social media more frequently, niche social platforms may benefit from primed market users who are familiar with interacting and sharing with one another online.



APR 2020
SOCIAL MEDIA USE AROUND THE WORLD
BASED ON THE NUMBER OF MONTHLY ACTIVE USERS OF TOP SOCIAL MEDIA PLATFORMS IN EACH COUNTRY OR TERRITORY
TOTAL NUMBER OF ACTIVE SOCIAL MEDIA USERS
SOCIAL MEDIA PENETRATION (USERS vs. TOTAL POPULATION*)
ANNUAL GROWTH IN THE TOTAL NUMBER OF SOCIAL MEDIA USERS
TOTAL NUMBER OF SOCIAL MEDIA USERS ACCESSING VIA MOBILE PHONES
PERCENTAGE OF TOTAL SOCIAL MEDIA USERS ACCESSING VIA MOBILE
3.81 BILLION
49%
+8.7% +304 MILLION
3.76 BILLION
99%
43
SOURCES: KEPIOS ANALYSIS; COMPANY STATEMENTS AND EARNINGS ANNOUNCEMENTS; SOCIAL MEDIA PLATFORMS' SELF-SERVICE ADVERTISING TOOLS; CNNIC; MEDIASCOPE; CAFEBAZAAR (ALL LATEST DATA AVAILABLE IN JANUARY 2020). *NOTES: PENETRATION FIGURES ARE FOR TOTAL POPULATION, REGARDLESS OF AGE. COMPARABILITY ADVISORY: SOURCE AND BASE CHANGES.
we are social
Hootsuite

Source: Datareportal

As of 2020, LinkedIn is considered one of the most used professional social networking sites.[viii] The platform helps users maintain their list of professional connections, allows users to search for jobs, allows companies to release posts, and facilitates networking through comments, likes, and direct messaging. Because every member is vetted, Procurement Foundry believes that its community encourages more meaningfully interactions and open learning opportunities from other members compared to public social media platforms like LinkedIn.

Communities of Practice (CoPs)

Communities of Practice (CoPs) are informal and formal groups whose members share a passion for a particular topic and learn new information or how to solve topic-related problems from other members through regular interaction. As exclusive groups, CoPs can insulate members' experiences, stories, shared problems, and



discussions from those outside of the group. These groups seek to provide value to their members through skill development, creation of subject matter networks, and knowledge management.

According to a 2016 Gallup survey, 87% of millennials rate professional or career growth development as important to them in a job, and 69% of non-millennials say the same.[ix] At the executive level, leadership development is highly sought after, as nearly two-thirds of executives do not receive outside leadership advice, but nearly all want it.[x] CoPs can be an important network for employees at all levels of an organization to share ideas, discuss industry topics, solve problems, and grow from other members of the community who have similar professional qualities. Compared to public platforms that virtually anyone can join, CoPs are organized as insulated groups where trust can be formed, and members feel more able to honestly discuss with one another. Procurement Foundry was created as an exclusive CoP for procurement and indirect sourcing professionals, where vetted members are encouraged to explore new industry-specific topics, develop skills from other members, and contribute their own insight openly.

Procurement Foundry's platform competes with other social networking sites and groups within the social media and social platform software industry. Some highlights from historical venture capital financing within this industry include:

- $184 billion invested across 47,501 deals from 2009 to 2019
- From 2017 to 2018, capital invested increased by about 85% to reach a ten-year high of $40 billion
- Since 2015, total deal count has been decreasing while the five-year average of capital invested remains near 2015 levels at $27.25 billion
- In 2019, total deal count reached its lowest since 2011, but total capital invested for the year was the third highest year in the past ten years, reaching $25.28 billion





Institute for Supply Management: Founded in 1915, The Institute for Supply Management (ISM) offers education courses, certification, leadership development, and research to thousands of supply chain professionals globally. Members of the ISM can stay connected, engaged, and up to date on the supply management industry through webinars, annual conferences, and certification preparation and testing. The ISM also facilitates networking through specific groups and forums including specialties in procurement of services and indirect materials, materials management, supply chain risk management, pharmaceuticals, and utility purchasing. As a non-profit organization, the ISM is led by a board of directors including professionals from companies like GE Aviation, Carnival Cruise Line, MGM Resorts, and the Hershey Company. ISM currently has over 50,000 members globally.[xi]

Procurious: Procurious is a digital procurement networking, learning, and discussion platform that brings global procurement professionals together. Procurement professionals can use the company's network to build their personal brand, develop new skills through online learning, contribute to relevant discussions, and expand their supply chain network. Procurious offers its members access to other industry experts through online discussions, webinars, and in-person events. The company also offers cost-effective learning courses for those who wish to expand their professional expertise. Membership to join Procurious and its network with over 37,000+ procurement professionals is free.[xii]

CorporateBrainz: CorporateBrainz is an online community for supplier management and procurement professionals to learn from one another through instructed courses or online discussions. Its online training program, named "Get-it," helps new and experienced professionals learn more about the procurement industry, including deal negotiation, best purchasing approaches and options, risk mitigation, value creation, and determining relative criticality of a purchase. Members also have access to supplier management and procurement documentation templates, including privacy policies, terms and conditions, non-disclosure agreements, and requests for information.

Sourcing Industry Group: Founded in 1991, the Sourcing Industry Group (SIG) provides thought leadership and networking and training opportunities to Fortune 500 and Global 1000 executives in sourcing, procurement, and outsourcing. SIG prides itself on bringing senior-level professionals together, as 68% of its members hold decision-making titles.[xiii] The company created SIG University to educate supply chain professionals. Sig University follows a self-direct learning model, where students self-evaluate his or her performance with the support of senior-level industry professionals. Students can attain online certifications and build upon their knowledge of the procurement industry with accredited program content.[xiv]

Remainder of Page Intentionally Left Blank





Mike Cadieux, CEO and Founder: Mike founded Procurement Foundry in June of 2019 and serves as the company's CEO. He has over 20 years of experience in indirect sourcing and specializes in spend analytics, global vendor relations, sourcing negotiations and sourcing strategies. Mike is also a Managing Partner at AMPlify Resources Group, which provides consultancy solutions to the procurement industry. Prior to AMPlify, he was Vice President, Chief Procurement Officer of Publicis Groupe, where he built, operated, and expanded the procurement and sourcing operations within the existing shared services organization of the company. Mike holds a Bachelor of Arts degree in Corporate Communications.



Yashar Kafi, COO and Managing Partner: Yashar is a leader in consulting and focuses on digital acceleration initiatives to drive innovative solutions for Fortune 500 clients. He has worked with technologies including Blockchain, SAP, Oracle, WorkDay, NetSuite, Salesforce, UI Path, and Blue Prism. Yashar is also a Managing Partner at AMPlify, where he leads complicated technology-enabled business and supply chain transformation, develops long-term relationships, and delivers sustained value to clients. Prior to Procurement Foundry, he was a Senior Director at Virtusa, where he advanced the Professional Services portfolio of engagements. He holds an MBA in Entrepreneurship Studies from Babson College and a Bachelor of Arts degree in Economics from the University of California San Diego.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $500,000
Discount Rate: 20%
Valuation Cap: $2.5 million or $3 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $2.5 million or $3 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Benzinga: Procurement Foundry & Let's Talk Supply Chain Enter Content Development Agreement
ProcuRising: An Eclectic Peek Into Procurement Foundry
BBC Record London: Procurement Foundry Announces Formation of Steering Committee



The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,



- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

[i] https://www.prnewswire.com/news-releases/new-executive-coaching-survey-from-stanford-university-and-the-miles-group-nearly-two-thirds-of-ceos-do-not-receive-outside-leadership-advice----but-nearly-all-want-it-217757731.html

[ii] https://guild.co/blog/linkedin-user-research-professional-networking/

[iii] https://procurementfoundry.com/our-members/

[iv] https://procurementfoundry.com/chapters/

[v] https://www.thinkers360.com/top-50-global-thought-leaders-and-influencers-on-procurement-april-2020/

[vi] https://procurementfoundry.com/partner-with-us/

[vii] https://datareportal.com/social-media-users

[viii] https://www.lifewire.com/business-social-networks-3486557

[ix] https://www.gallup.com/workplace/236438/millennials-jobs-development-opportunities.aspx

[x] https://www.prnewswire.com/news-releases/new-executive-coaching-survey-from-stanford-university-and-the-miles-group-nearly-two-thirds-of-ceos-do-not-receive-outside-leadership-advice----but-nearly-all-want-it-217757731.html

[xi] https://www.instituteforsupplymanagement.org/membership/content2.cfm?ItemNumber=30128&SSO=1

[xii] https://www.linkedin.com/company/procurious/about/

[xiii] https://sig.org/about

[xiv] https://sig.org/sig-university/about

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Procurement Foundry, Inc.
47 Boston Hill Rd, Fairhaven, MA 02719

Ladies and Gentlemen:

The undersigned understands that Procurement Foundry Inc., a Corporation organized under the laws of Massachusetts (the "Company"), is offering up to $500,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated September 9, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific time on September 21, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned by of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

1

Securities owned by undersigned reflected on the books and records of the Company and verified and by (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Massachusetts, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return

any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Dispute Resolution.

a) General Rule.
Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Boston, Massachusetts unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.
Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.
Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

13. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts without regard to conflict of law principles thereof.

14. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

15. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	47 Boston Hill Rd, Fairhaven, MA 02719 Attention: Michael Cadieux
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Procurement Foundry Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Notes

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Procurement Foundry, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Procurement Foundry, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2.5 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is September 21.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $500,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

    m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor is <u>not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor is <u>not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written

consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Massachusetts as applied to other instruments made by Massachusetts residents to be performed entirely within the state of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the Company's executive office is located unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

Procurement Foundry, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Procurement Foundry, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is September 21.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $500,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

 i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

 ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

 a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

 b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

 a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

 a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

  i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

  ii. Obtaining the Corporate Transaction Payment.

 b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written

consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Massachusetts as applied to other instruments made by Massachusetts residents to be performed entirely within the state of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the Company's executive office is located unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck



PROCUREMENT
FOUNDRY



Foundry Overview

Q2 2020

Goal: Become the World's Leading Sourcing Community

Michael Cadieux
Founder
508.991.1398
mcadieux@procurementfoundry.com



What is Procurement Foundry?

Aiming to be the premier online collaboration community where supply chain management and indirect procurement pros come together



PROCUREMENT
The World's Leading Sourcing Community
JOIN FOR FREE
The World's Leading Sourcing Community

Community Facts

2,900+ vetted members reporting:
- $600B collective purchasing power
- Aggregate 8,200+ LinkedIn connections
- 11 years avg. industry tenure
- 22 different industries across 90 countries

20 Regional Chapters
- Annual meet-ups
- 16 domestic, 4 international chapters

Engagement
- 14.9% weekly engagement

gather, learn, share, and grow…

Goal: Become the World's Leading Procurement Community



Our Team



Mike Cadieux
CEO, Founder

With 20+ years of CPO-Level
Procurement Industry
experience, managing billions
in annual spending for the 3rd
largest Ad agency in the world.



Mark Raffan
Director,
Original Content

Owner of Negotiations
Ninja Podcast, #1
business podcast
globally. Responsible for
all Original PF content



Yashar Kafi
COO, Managing Partner

20+ years of operational
consulting experience, most
recently with Deloitte on
large-scale global
transformation financial and
sourcing systems.



William Weis
Web & Social
Platforms



Tina Noble
Director, Community Operations

All things Procurement
Foundry for day to day.
Working with Chapter leaders,
leading social info distribution,
and resolving member issues.



Alisa Fifield
Community
Development



Membership breakout[1]



71.7%

29.3%

14.9% Weekly member engagement

2,900+ Manually Vetted Members

C-Level, EVP, SVP, VP
13%

Sr. Director/Director
31%

Sr. Manager/Manager
30%

Team Lead/Sr. Category
17%

Associate/Buyer
6%

Indirect Procurement
67.4%

Supply Chain Management
33.6%

	Total Compensation	Industry Experience	SUM in millions	Direct Reports
Average	$170,031	13.5	$489,276	5
Top 5%	$350,000	27.0	$2,000,000	16
Top 10%	$272,700	24.9	$1,450,000	13
Median	$150,000	13.0	$120,000	2.7

"We are building the collaboration hub of the future for our industry. There has never been a place where practitioners can come together, network, discuss, and engage at this scale."

Mike Cadieux, Founder

Goal: Become the World's Leading Procurement Community

[1]Source: Procurement Foundry, Inc. using data self-reported by community members.



Key Membership Demographics[1]

[1]Source: Procurement Foundry, Inc. using data self-reported by community members.

Goal: Become the World's Leading Procurement Community

Seniority Level	%
C-level - CPO, CEO, COO, CFO, etc	3.42%
VP - Reporting to C-Level	10.34%
Director - Leading a team or dept.	33.81%
Manager - Managing team or Category	29.20%
Team Lead or SR. Associate/Specialist	15.01%
Associate	5.23%
Other	2.37%

Experience	%
20 Years	24.23%
15 Years	18.66%
10 Years	22.42%
5 Years	18.97%
3 Years	6.32%
1 Year	6.51%
New to Field	2.88%

By Country	%
USA	72.00%
Canada	7.18%
India	6.80%
United Kingdom	4.16%
Australia	1.07%
Switzerland	0.70%
USA	72.00%

Member Identified Industry	%
Manufacturing - Durable & Non-Durable Goods	19.6%
Information & Technology	13.0%
Finance & Insurance	12.3%
Health Care & Social Assistance	9.1%
Retail Trade	7.5%
Other Services, Except Government	4.9%
Mining & Energy	4.2%
Consulting & Professional Services	4.0%
Transportation, Logistics, & Warehousing	3.4%
Scientific & Technical Services	2.8%
Educational Services	2.7%
Arts, Entertainment, & Recreation	2.1%
Restaurants, Catering & Food Services	2.1%
Travel, Hospitality, & Accommodations	1.9%
Real Estate, Rental, & Leasing / Facilities	1.9%
Government - State/Prov & Local	1.8%
Utilities	1.7%
Construction	1.2%
Agriculture, Forestry, Fishing, & Hunting	1.1%
Government - Federal	1.0%
Management of Companies & Enterprises	0.7%



The Problem / Resolution

The Problem:

Sourcing practitioners can have weak peer networks that offer outdated insights, information, and contacts, potentially resulting in lost value opportunities to both their employer and their own careers.



Collaboration

Through Procurement Foundry, members collaborate with thousands of peers.

They can engage peers;

- Individually in one-on-one chat
- Across common interests in focused topic channels
- In mass across community wide public discussion space



Content

Procurement Foundry's (3) three tier content strategy offers value for the members:

- Tier 1 – Open, searchable, peer-driven content through collaboration channels
- Tier 2 – Original Content with Webinars & AMA's
- Tier 3 – Micro-Learning events



Community

Personal networking is at the core of everything we do:

- New members introduce themselves upon acceptance
- We have peer networking bots and mentee/mentor programs.
- Face-to-Face networking opportunities are our member only regional meet-ups

The Resolution: Internet-based, real-time peer collaboration community



Member onboarding process

www.procurementfoundry.com



Website Design & Purpose

- Internet Landing
- Member onboarding
- Newsletter onboarding
- Blog Postings
- Foundry Event listings
- Partner Listing Page
- Foundry Team and Chapter listings



procurementfoundry.slack.com



Slack-based Collaboration community

- Public & Private Channel discussions
- Member Direct messaging up to 15 participants
- Applications (Box, Zoom, SurveyMonkey, Donut)
- 3-tiered connect model
- Image, video, PPT, Whitpaper, e-content sharing

Goal: Become the World's Leading Procurement Community



Product Roadmap

6/3/19

- Launch Procurement Foundry within slack-based community
- (3) Regional chapters created
- Creating original content
- Add full social channel coverage
- Add content moderators

9/3/19

- 1,000 industry professionals join community
-(10) Regional chapters
-Expanded Slack functionality allows for single-channel accounts for Partners
-Create Steering Committee

12/31/19

- Hire content Management team
- (15) Regional Chapters
- First Beta Community Sponsor/ Industry solution providers admitted on branded channels
- 1,300 vetted, approved members
- Conduct first data research efforts with "Member Compensation & Salary" survey

3/31/20

- 20 regional chapters
- Membership hits 2,000
- FORGE digital conference platform
- Launched: 1st conference scheduled
- Began generating revenue

7/30/20

- Title III CrowdFunding event to raise operating cash
- Planning to launch member training services

2021

- Planning to expand revenue via services in training, talent, sourcing, and data research
- Aim to grow vendor/partnerships
- Aim for 12-18 industry conferences
- Plan to expand regional chapters

Goal: Become the World's Leading Procurement Community



Membership coverage as of 1/1/20[1]

75% of Fortune 100

41% of Fortune 500

[1]Source: Procurement Foundry, Inc. using data self-reported by community members. Use of third-party names and/or logos does not imply any affiliation or endorsement.



Contact info



 facebook.com/procurementfoundry/

 twitter.com/procurefoundry

 linkedin.com/company/procurement-foundry/

 admin@procurementfoundry.com

 (800) 484-0536

Thank You

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Procurement Foundry Video Script.

Hello, I'm Mike Cadieux, the Founder of Procurement Foundry.

Procurement Foundry aims to be the fastest growing, Internet-based, collaboration community specifically designed for Procurement and Supply Chain professionals.

Our digital, micro-network is designed by industry practitioners, like myself, for folks like yourself; true industry practitioners. Our vetted, buy-side-only membership creates the perfect hub for our 2,900+ members to gather, collaborate, share, and grow.

As a former Chief Procurement Officer with 20+ years of experience I spent countless hours attempting to network with other professionals, contacting industry leading research organizations, searching costly industry conference events to improve both my team's and my own knowledge and understanding of vendors, market conditions and other indicators. Sadly, Procurement and Supply Chain professionals are like most others—who are just not great at networking or collaborating due to the amount of work in their day to day jobs.

Which is why I founded Procurement Foundry.

Since its inception a little over twelve months ago, Procurement Foundry has experienced tremendous growth. We started with 250 members in our first month, and now we have over 2,900 total members –and we're growing daily.

According to our members, they collectively represent about $600B of spend under management, they reside in over 100 countries around the world, representing 75% of Fortune 500, they have an average of over seven and a half years of experience, and 45% are director level and up key decision-makers for their organizations.

Now within our community we have over 100 collaboration channels, where people are talking daily, where more than 15% of our membership gather weekly to discuss the latest issues, topics, needs that the industry throws at them.

We have numerous, global regional chapters that meet regularly. We offer daily roundtable discussions for people that need to get answers quickly. In addition to that, we host webinars and industry leading AMA events. Recently we've launched our virtual industry conferencing platform FORGE. We have hosted one conference so far in the past 90 days and have plans for 6 more in 2020.

Procurement Foundry is free to all approved members who are on the buy-side of the community. That's right, Procurement Foundry is not open to everyone. We are a vetted micro-network, meaning that only industry practitioners can be approved for membership to Procurement Foundry. This eliminates a lot of the noise in some of the macro social platforms that you experience today, and ensures that the networking, collaboration, and peer connectivity is at the highest possible levels for all of our members.

If you are a Procurement or Supply Chain practitioner looking for that informational hub that can support your day to day needs while helping you along your career journey, come join us at Procurement Foundry. We think you'll get a lot of value out of it.

For those of you interested in helping us during this exciting time of growth, we are currently raising funds on MicroVentures. Your investment will help us continue to grow our membership base and chapter presence around the world and improve on our emerging online capabilities for active members.   Thank you very much for watching. We appreciate your time.

EXHIBIT G

Webinar Transcript

Brett:	Hi everybody. This is Brett Andrews of MicroVentures. Thank you all for joining us today for the webinar. Today, we are going to be hearing from Procurement Foundry, a social networking community for procurement and supply chain professionals covering over 90 countries. We are joined today by their Co-Founder and CEO, Mike Cadieux.
Brett:	Mike founded Procurement Foundry in 2019 and serves as the company CEO. He has over 20 years of experience in direct sourcing and specializes in spend analytics, global vendor relations, sourcing negotiations, and supporting strategies. Mike is also a partner of AMPlify Resources Group, which provides consultancy solutions to the procurement industry.
Brett:	Prior to AMPlify, he was Vice President, Chief Procurement Officer of Publicis Groupe, where he built, operated, and expanded the procurement and sourcing operations within the existing shared services organization of the company. Mike holds a Bachelor of Arts degree in corporate communications.
Brett:	We are also joined today by their COO and Managing Partner. Yashar Kafi. Yashar is a recognized leader in consulting and focuses on digital acceleration initiatives to drive innovative solutions for Fortune 500 clients. He has worked with technologies, including blockchain, SAP, Oracle, Workday, NetSuite, Salesforce, UiPath, and Blue Prism.
Brett:	Yashar is also a managing partner at AMPlify where he leads complicated technology enabled business and supply chain transformation, develops long-term relationships, and deliver sustained value to clients.
Brett:	Prior to Procurement Foundry, he was a Senior Director at Virtusa where he advanced the professional services' portfolio of engagements. He holds an MBA in entrepreneurship studies from Babson College and a Bachelor of Arts degree in economics from the University of California, San Diego. How are you guys doing today?
Mike:	Great. Absolutely wonderful. Thanks for having us.
Yashar:	Very good, thanks Brett.
Brett:	Yeah, thank you guys for joining us today as well. Real quick before we get started, just so everyone knows the format for today. So Mike and Yashar are going to spend about 10 minutes or so going through their presentation. Hopefully, you can see the pitch deck up on the screen there. Feel free to write me in if, for some reason you're having any complications.
Brett:	During that presentation, we encourage you to send in questions. So if you go over to your GoToWebinar control panel, you'll see a tab titled Questions. You can click there and feel free to submit those during that presentation. They won't interrupt Mike or Yashar. They'll just go to me. Then when we get to the end of the presentation, we'll open it up for Q&A and get any of those questions that have been submitted answered and address any other ones that anyone else might have.

Brett:	So with that, I will let you guys take it away and introduce everyone to Procurement Foundry.
Mike:	Thanks, Brett. We're sure that everybody can see my screen and my presentation up on the screen? I got to do that-
Brett:	Yeah, they should [crosstalk 00:03:04]-
Mike:	They sure can?
Brett:	... if there're any complications is likely on their end, so they can submit that in the questions tab, but I believe they should be able to.
Mike:	Okay. No problem at all. So thank you everybody for joining us today. We're really excited about working with MicroVentures and all of you regarding Procurement Foundry and sharing our vision with you. We'd love to tell you a little bit more about what we're doing as well as answer any questions that you have, really excited. So let's jump right in.
Mike:	So what is Procurement Foundry? Procurement Foundry essentially is a premier online collaboration community. So there's macro communities out there that you're all aware of and Procurement Foundry is what we consider to be a micro community of a consolidated community of experts, all who share the same practices, share the same industry experiences, jobs, and basically have like-minded interests, in the form of either procurement, sourcing, or supply chain related activities.
Mike:	So the folks that are inside of our community are the folks that are essentially enterprise class folks in companies that represent enterprise companies that are doing a lot of the day-to-day procurement across the entire company for all the needs of the company.
Mike:	As our slide indicates, we've got 2,900 vetted members. So, as you can see, we're growing very quickly. We also have increased our aggregated LinkedIn connections and followership on LinkedIn from 8,200 followers, so now we're at 9,500 followers. So it's starting to actually speed up. We've also increased, as far as our overall collaboration and engagement is going inside of the community.
Mike:	So essentially, it is a 100% vetted community. Our members have to fill out an application in order to come in. We make sure that they're the practitioner side of the business and not the sell side of the business. Then we allow our practitioners to come into network and collaborate, share ideas, thoughts, educate each other. It's getting great reviews from our membership on a daily basis.
Mike:	So if we talk a little bit more, a little bit about our team. Obviously, Brett already introduced Yashar and I. Tina is the backbone of our community. She's in it 24 hours a day. She manages all of our community operations, just going to fall with her talking about some activities that are going on this week. Then we've got some web folks and some community development folks, as well as the original content that we create for our community members as well.

Mike:	So our community members come together and collaborate inside of our community and create organic information, but we also create original content on behalf of the community as well for the consumption of the community. Some of that's in the information associated with the documentation on MicroVentures, around the fact that we do webinars and we do AMAs, we've done a couple of conferences, we're doing more conferences in the future. This is all, again, to bolster the growth of the community, the education of the membership, as well as give them an opportunity to continue the network collaborate and show and share their knowledge and expertise as well.
Mike:	So a little bit of information around our membership so far. We're very top heavy in decision making, as you can see C-level, director manager level. Our demographics represent essentially that of the procurement and sourcing industry as a whole. Inside of our community, we do have indirect procurement people and supply chain management folks. You can see that it's about a 70%-30%, so 67%-33% split of our community right now.
Mike:	What we're really trying to do is we're really trying to build something that never has been in place before. As a former Chief Procurement Officer myself, I know that my team really had difficult time finding and collaborating with people in real time. You had to go to conferences and things like that to be able to find other people that you could collaborate with and talk to about challenges in the workplace and things like that. So Procurement Foundry is attempting to solve that problem by creating this real time environment for them to collaborate and talk to each other.
Mike:	A little bit more about demographics, as you can see, our membership crossover just about every industry. We're very, very big in manufacturing durable and non-durable goods then followed up by information technology. We've got a lot of information technology and IT buyers inside of the community. In fact, that's one of our largest collaboration channels inside of the community, is around technology acquisition on a day-to-day basis for a lot of enterprise companies.
Mike:	We've got a lot of experience and we've got a very good geographic breakout, as I said, we're in over 90 countries right now across the world and growing on a daily basis. You can see right now from a seniority perspective, a lot of decision makers, senior leadership folks are in inside of the Foundry already. That continues to grow out that way as these are the folks that really are responsible for the larger aspects of the spend inside of corporate spending and initiative. So it just makes sense to them to be taking advantage of an opportunity to like Procurement Foundry.
Mike:	So essentially, what we're trying to solve for inside of the Procurement Foundry is the fact that like very many back office operations inside of the enterprise class, collaboration isn't always the best across the industry. We're all very, very busy in our day-to-day lives and collaborating with peers to be able to gain knowledge and expertise inside of what's needed in order to optimize the operations inside of your companies, as well as for their own personal growth and development, tends to lack a little bit.

Mike: There isn't really a good foothold on content in the procurement and sourcing industry out there starting to grow. We're certainly a keystone in that, through either our one-hour seminars, our new podcast series with Tenure Talks, as well as the conferences and other activities that we're developing.

Mike: Then that sense of community where they feel like they belong to something bigger than just themselves and they're small individual companies. Our membership really believe that they now have a community that they can lean on inside of the Procurement Foundry to be able to get expertise, knowledge, and to share what's happening with both themselves personally, inside of their career, as well as what's happening to them professionally inside of their day-to-day job.

Mike: How do our members get involved? This is a big question for some folks, because the way we do that is that, as I mentioned earlier, we have a fully vetted community. So you have to go to Procurement Foundry and apply for membership into the community. The community is not an open community. We do vet your background to make sure that you are an actual practitioner and that you're not... and the reason why we do this is to guarantee the quality of the engagement and the collaboration that's taking place inside of our community.

Mike: So our members go to Procurement Foundry, they fill out an application, we do a vetting check on them, and then we actually invite them into our Slack based community where there's 100 different channels in which they can collaborate in, as of right now. Some of those channels include regional alliances, some of them include topics, and some of them include spend categories.

Mike: So some folks could be monitoring, for example, the Dallas Regional Room, they could be monitoring sustainable sourcing from a topic perspective, and they could be monitoring the IT category spend room because that's their particular expertise. Watching the conversations, asking questions, collaborating in any of those areas.

Mike: A little bit of our background. So we launched back in June of last year with a couple hundred members and we've grown significantly since then. Our growth on regional chapters, we've had some beta testing with some sponsors inside of the community and the industry as well. So some of our sponsors have, what we call permanent resonance inside of our collaboration community right now. They have their own channels where members can interact with them. This is obviously spawning some of our advertising marketing monetization.

Mike: We've also grown our regional chapter. As you can see, we've hit 2,000 members since Q1 of 2020, and we continue to grow. We're growing faster today than we were growing earlier this year. So we seem to be at the fastest point of growth right now.

Mike: We have plenty of things planned for 2021, as you can see. We're building out our event programs as well as our premium memberships. We're investigating aggregated purchasing and group purchasing organizations, as we mentioned in the briefing online with MicroVentures, and we're expanding out our events and services programs, as well as our education and survey research topics.

Mike:	So a little bit about our community. Again, if you ask us about who's inside of the community, we represent right now about 75% of the Fortune 100. In a lot of cases, we have multiple members of those procurement and sourcing organizations that represent these companies inside of the community right now, collaborating, and that they're sharing best practices on how they all go about their day-to-day business, as well as... so we've got the geographic coverage as well as industry coverage. I think that's about everything that we have.
Mike:	There's some contact information for us. I'm happy to talk to you all about any questions that you have around the community or where our current projects are and where we're taking them. So I think Brett, I'll hand that back to you and see if we have any questions at this time around the community.
Brett:	Appreciate that Mike, and thanks for giving that background. We did have a couple people that joined late. So I just want to remind folks, if you do have any questions, please go over to the Questions tab on a GoToWebinar control panel and you can submit them there more. We'll get to them with Mike and Yashar.
Brett:	One of the questions was around this particular vertical and repurposing a little bit here. Obviously, you guys have a background in this space, given what we went through on the bios. So we're very familiar with everything going on within the procurement and supply chain vertical. What is it about this particular vertical that you guys felt was being underserved by current social networking solutions?
Mike:	Yeah. Great question. So there are some other social networking verticals. Some of the macro communities that are out there are very large. They're not industry specific. There are a couple that are industry specific, but they're wide open communities. It's funny, a lot of folks have different definitions of community.
Mike:	One of the things that we wanted to make sure that we do is that we elevate the level of collaboration that's taking place inside of the community as well as the content that we're creating for the community. Also, any services that we provide in the future associated with the community.
Mike:	So for example, if and when we start to do survey research data, we did an early survey back in January 2020. Not only did we have a 100% vetted survey results from our survey that we provide that we asked our members to collaborate in, but we also had over 30% of our membership engage in that survey.
Mike:	So we feel that by closing the community off and making it almost a private environment, that this is something that our members can feel a lot more genuine about and feel a lot more comfortable about the quality and level of engagement. Which is why we're seeing our membership engage in north... of I think I have it here somewhere. Yeah, 14.9% engagement on a weekly basis.
Mike:	So if you think about that, the level of our members that are actually engaging, asking questions, giving answers, collaborating with peers, direct messaging each other, 14.9% of those people are doing that on a weekly basis. It's basically ringing true to our belief that if we build a more monitored environment, then we'll get a lot more engagement and a lot more collaboration out of it. Because of that, we

believe that there'll be a lot more opportunity for additional services that we can build out for that community long-term.

Brett: Got it. We actually did have a question on use case regarding engagement that I think is a good segue, I guess one quick point I would make, that I'm curious about here is, you talk a lot about the fact that there's a lot of sharing of industry best practices, you showed the logos of some of the places where the users are employed. I find it interesting that many of those are potentially competitors.

Brett: I guess I'm curious whether or not this collaborative nature that within the procurement industry is unique to this vertical. Tacking on that other question, is with regards to that engagement, what is the highest use case you're seeing people connect on? Is it really just sharing industry best practices? Is it connecting to be potential clients with each other? Where are you seeing the biggest use case?

Mike: Most recently probably the biggest use case what's around COVID. So we had a situation where COVID hit the procurement and supply chain industries back in late February, early March. We spun up some COVID collaboration channels inside of the Procurement Foundry for our membership to be able to speak and talk on those topics. We had almost immediately over 1,000 of our members join and follow those channels so that they could start to collaborate and talk about just what was going on from a sourcing and procurement perspective.

Mike: Then ultimately, we saw a lot of sharing of information. As you said, a lot of our members, their corporations actually compete, but on the sourcing and procurement basis, they're really worried about operational best practices and they don't necessarily compete on operational best practices as opposed to products go-to-market strategies and things like that.

Mike: So they've been very forthcoming in sharing with each other, not necessarily specifics because obviously we govern that the co-founders through Chatham House Rules, just like any other type of an environment like this. All of our members are aware of that and agree to that.

Mike: But at the same time, there're things like, "Hey, we're looking for specific products and services and we have an immediate need. Does anyone know where we could source X, Y, and Z PPE?" I've seen people inside of the community discussing the possibilities of sharing acquisitions when it was really difficult to get PPP and they had to buy certain minimum quantities. They actually were having some discussions around, "Hey, is it possible for us to maybe collaborate on an acquisition amongst the two of us? I'll take this back to my companies and see if it's an opportunity or not." But it gives them an opportunity and a place to actually gather and have those conversations.

Mike: Then there's also a lot of just general questions around, "Hey, I've got to go out to an RFP and I'm looking for, who did you invite to your RFP? What templates did you use?" I've had a lot of questions and a lot of collaboration in content around people who are becoming procurement leaders in companies for the first time, companies that don't have procurement organizations yet. How do they develop out an entire Greenfield? What's the strategy? What's the staffing mechanisms?

	How do they design their value proposition to their leadership teams? It's really for the practitioners to help them shine in their careers.
Mike:	Then there's also been a couple of cases and instances where members of the community have learned about opportunities and other companies have used the community for education and background to position themselves better as a candidate for job opportunities. So they're now hailing the Procurement Foundry as the primary place where they learned about the opportunity, got a background on the opportunity, learned about what a good job in that company would entail, and then went out and actually did the review and hiring process and landed the job based on a lot of the value proposition that our community offered them. So it really wants the game.
Brett:	That's great. I find that super interesting how forthcoming it seemed to be within this particular vertical. I think there's a lot of other industries where it wouldn't be the case. That's encouraging, especially for some of the folks who are maybe young in their careers and are trying to learn more. It seems like it would be a pretty great resource.
Brett:	You touched on COVID. I thought that was an interesting point. We've had a lot of questions over the last several webinars we've been doing over the last couple of months, obviously. So asking about how has COVID affected the business? I know you went through some of the user growth that you've seen and the engagement numbers. So it seems maybe the answer a little obvious, especially after the example you just gave.
Brett:	Maybe just touching quickly on what you guys have seen since COVID hit the United States. I know you guys are in over 90 countries, so you're really not even confined to just the US. But, maybe just reiterating a little bit on the COVID situation and how that seems to have driven some more engagement.
Mike:	Yeah, absolutely. As you can imagine, with the pandemic crisis, everybody's been first forced into a work from home virtual. So if you take a procurement and sourcing organization that is bound to a physical office, and now they're all working from home, they're even more geographically dispersed than they typically are. Because of that, and they've had to go to a digital means for collaboration and engagement inside of their own teams.
Mike:	But then the fact that Procurement Foundry actually has its roots in a digital based collaboration community, it's just a natural fit for us. That's one of the reasons why we're seeing such an uptake in interest associated with some of the services that we're proposing for future, for the Procurement Foundry, in the ideas of things like events and services, about staffing opportunities, educational programs. Because a lot of folks now are saying, "Okay, I need to socially distance. I need to be in a geographically dispersed. How am I going to invest in my career remotely on educational programs?"
Mike:	So one of the things that we're investigating from Procurement Foundry perspective is building out an entire education program for our membership so that

	they can do peer-led collaborative education, but they can do it remotely because of the fact that there's a new operating model that's taking place.
Mike:	Also, how is it possible now for... and because of the fact that we're gathering all of these experts in one location, how is it now for hiring managers who want to be able to aggregate their search into one location where all the experts who are proactively managing the careers are in one place?
Mike:	So really interesting how the pandemic has shed a light on the possibilities of virtually operating, and then just proving it over the last three to four months has been really interesting as well.
Brett:	That is a super interesting way that you guys can potentially add more value. So we had another question here about the marketing of the platform so far. I'm looking at it from an outsider. I think that there's some natural network effects here where each additional member, especially as you expand out to additional organizations that adds more value for the next member. So I would expect there's probably some virality.
Brett:	We've gone over the growth of the platform that you've seen over your term. What would you attribute most of that to? How are you acquiring most of these users? Is it word of mouth? Are you doing ads? Can you talk about that a little bit?
Mike:	Yeah. 100% of our growth so far to date has been word of mouth and just on social content that we put out there associated with the community. Like you said, you hit the nail on the head, it really is viral. I can give you a great example of that. One of the largest privately owned companies in the world, we have three or four of the members of their procurement organization inside of the community collaborating.
Mike:	Then I got a phone call from the senior leadership of that organization saying, "Hey, we've had a couple of members who have brought this to my attention. I really had no idea that this resource was available. We'd love for you to come in and talk to our entire team of 125 individuals about the collaboration community that you've created here. Could you come in at our next town hall meeting and give us a 30-minute presentation and walkthrough on the value proposition of Procurement Foundry to day-to-day practitioners? Because we think that based on both the personal growth and the value proposition that our company is getting from our three or four members who are in there, we'd love to share this with the rest of our membership."
Mike:	So we did that. That went very well and that's a perfect example of a viral expansion. We went from four members of that organization to well over 50. Then what's happening in addition to that is, there's just people out on the other social on the macro social platforms that are just talking about the value proposition that they're getting, the level of collaboration, the insights that they're gaining from their peers inside of the community, the content that we're creating. Some of the sponsored content that we're creating now it's been 100% viral from here.

Mike:	Part of what we're doing now is, some of the capitals that we're earmarking for this raise will actually be just starting to introduce some more formal marketing programs in place as well.
Brett:	Well, that's encouraging to hear, especially since if it's all word of mouth, obviously your customer acquisition costs so far has been fairly minimal. I want to get to monetization in a minute. A couple more questions here. By the way folks, if you did join late or you do have a pending question you'd like to ask, now's the time to submit it into the control panel.
Brett:	So one of the other questions was around the vetting process. You touched on how part of the value add to this community is that it's not open. It's not free for anyone to just come in and potentially try and sell products when they have no added value to this particular vertical.
Brett:	What exactly is involved in that vetting process? Is it looking at their LinkedIn? Can you touch a little on what exactly you guys do to ensure that it stays closed and keep some of the unique aspects that you guys have been going after since day one?
Mike:	Sure, absolutely. Part of our vetting process is we start with a questionnaire and they give us some background on themselves. We take that background information and we do look them up digitally on the internet. Part of that is LinkedIn background, part of that is a Google search. Part of that is who are they connected to? How long have they been in the industry? How many connections do they have in the industry?
Mike:	So you want to be very, very careful about people who are creating new profiles on some of the social platforms because it could be somebody masked and there's a lot of potential misinformation on social platforms because of how loose they are. Then typically, the other thing that we do is... and if they do fit the criteria, they do seem to be on the buy side, they don't have the sales side. They're not attempting to sell into the greeny.
Mike:	We're not saying that the sales community is not a great thing. We're just saying, "Hey, listen, there's plenty of other platforms out on the internet for you to have that." Procurement people, as you can imagine, being engaged by the sales community almost on a daily basis. There's a lot of noise and a lot of engagement.
Mike:	So for them to have a place where they can go and find like-minded individuals, and collaborate, it's a godsend for them to be able to find a quiet place where they're not going to have, "Hey, I'd like to talk about a template for an RFP," and then all of a sudden get 37 emails from somebody who's selling an RFP template tool. If they want to find out who those people are, they can ask members of the community and get recommendations from members of the community on who the best opportunities are in that space. But at the same time, being able to vet those people through that process.
Mike:	Then the vetting process doesn't end. Once they're in the community, also we've got some volunteer content moderators inside of the community membership that

are monitoring their engagement on the inside of the collaboration to determine whether or not they truly have the right interest in mind for the community and whether or not they're a good community fit. If they're not, we kindly removed them from the membership of the community. We've done that as recently as a couple of days ago, we had to remove somebody.

Brett: That's funny, you say that, I'm glad you brought that up. I was going to just follow up with a question on it. Have you had to remove anybody as of yet, but I think that that's natural for a growing community like the one you're building and stuff. That's interesting to hear that. Isn't just an upfront process. It's, you may check the boxes for what we need in terms of the vetting process, but if you're going to come in and not be within the community guidelines or adding value in some way, then it's not going to work.

Mike: Yeah. As you can imagine, the sell side community, you build a private community of folks with a lot of technology acquisition people in some of the largest companies in the world, and they're all collaborating and they're gathering in one location. It's a great place for a technology sales team to have access to.

Mike: What we're saying is, "Hey, listen, our membership has told us that they need this space for themselves, but we're willing to give you opportunities through some of the events and services and some of the additional premium services, if you're willing to participate with us. We can change the dynamic of the relationship a little bit on the engagement strategy around sales and around engaging procurement and sourcing individuals, then we can give you access to it, but in a better way."

Mike: Which we're starting to see is creating a better relationship between the sales organizations, much more as a thought leader in a long-term engagement strategy and a relationship builder. Than as chasing somebody down the hall with a laser pointer and trying to scan their badge at a conference.

Mike: So it seems to be working very well for both sides of the equation. Now that people are starting to understand that this micro-community of Procurement Foundry is really changing the dynamic of the engagement model and the sales cycle model for some of the folks that are attempting to be present inside of the procurement sourcing industries practitioners.

Brett: Got it. Okay. Last couple of questions here, wanted to get into monetization because we had some questions around that. You mentioned some of the advertisement monetization you guys have been working on. One of the things that I wanted to point out is, you have some pretty respectable... you mentioned they have the slide with 75% Fortune 100 companies, and a good chunk of Fortune 500 companies. Obviously these are some fairly prominent decision makers.

Brett: So can you touch just a little bit on how you guys are thinking about that monetization, what form it takes, and if you want to share a little bit of some plans that you have moving forward as well.

Mike:	Yeah, sure. We originally started with, "Hey, we know that some of the companies that sell into these communities and sell into these companies and engage with these practitioners, want to have exposure and want to be thought leaders." So we started with AMAs and webinars and one-hour events. Then we moved into conferences and we've run a couple of conferences just to trial and error, whether or not we feel comfortable operating conferences and digital conferences, which is where we play.
Mike:	We feel very, very confident now that we can put on high quality event for the practitioners that creates a really great avenue for brand exposure, thought leadership, and potentially business development for the companies that not only are selling to these procurement and sourcing practitioners, put the goods and services that they need, whether it's in spend intelligence and spend analytics or PTP systems or consulting practices around outsourced purchasing desks and all the different things that you need to actually operate in procurement department.
Mike:	But then in addition to that, the tier two vendor population, which is what the procurement sourcing individuals are actually buying, for example. So we're starting to see a lot of inquiries from a lot of the companies that are procurement membership are actually buying, not necessarily the tools that they're using the buy, but they're buying.
Mike:	So you can imagine, for example, if you've got hundreds of... and this might be a bad one right now, because corporate travel is not necessarily on the forefront. But corporate travel is going to come back very, very soon or IT technology sourcing. You've got hundreds of people inside of one group that make decisions around IT sourcing on a regular daily basis.
Mike:	Some of the largest technology companies to worlds are starting to reach out to us and saying, "Hey, we didn't realize you've got this concentration of some of the largest sourcing people in the world in these particular categories to spend. We'd love to have a presence, we'd love to be thought leader there, we'd love to find out how we can help develop content and change the dynamic of discussion, we'd love to be able to use your organization as an educational path, just because of the fact that our licensing models are very complicated and some of your sourcing people need to understand the changes that take place."
Mike:	That's really what we're starting to hear from both of the folks that serve as this industry directly, but then the folks that are the acquisition candidates of this industry as well.
Brett:	Got it. Then one more quick question on monetization, this one just came in. It was about what does a membership costs. My understanding is that currently it's free that you guys do have plans for a premium membership where you would potentially charge down the road, feel free to correct me if I'm wrong on that assumption. But if not, in terms of future plans, did you have any pricing discovery that you're currently working on? Or can you just touch a little bit on price memberships?

Mike:	Yeah, sure. So for a base membership into the Procurement Foundry, we really don't have an interest in charging membership at this time, although we've evaluated it a couple of times. One of the reasons why is because it hinges, it creates a barrier to entry for more members to get more value out of it.
Mike:	So there's different pay scales around the world on membership and we think that by creating a very large community of all of the practitioners on a global basis, once we have that community and their aggregated content that they're creating, we have a lot of opportunities now to create things like survey and market research.
Mike:	So we don't want to create a barrier to entry to the growth of our community by creating a membership fees for the base operation, but where we think we won't have membership premium services in the future, like we say, in our disclosure online, is we think that there might be premium services and education.
Mike:	So if a member wants to take a peer led educational class in category management or finance for the procurement, or how to manage up into the office of the CIO for an IT category manager, that's led by a practitioner that's already done that and who gets up and goes to work every day as a practitioner in this industry, we think we can layer a lot of premium services for our community on top of that, in addition to providing advertising and marketing and placement for the companies that are trying to engage with these decision makers on a daily basis.
Mike:	So from our perspective, our membership, we don't see membership fees. We see it as a barrier to entry as more of as a short term revenue gain. But that said, we're also investigating areas where we think that they might be premium memberships in the form of, "Do we need to carve out a specific area of the Procurement Foundry for some of the senior leadership at the chief procurement officer level. What would that look like if we needed to create a separate section that has aggregated knowledge, and other premium services that we can provide to that community segmentation as well."
Brett:	Got it. Almost another way of looking at it is the ways that you feel a premium membership would be worth it or valuable, hinder around how big the community is. You don't want to hamper that growth in the near term, or else there's that value you would be getting from a premium membership may not exist.
Mike:	Yeah, I mean what, we're getting inquiries right now on research, to be completely transparent, where we're getting inquiries on, "Hey, we understand that you have an aggregate of knowledge and expertise. We'd love to talk to you about, maybe performing some research on our behalf in a certain segmentation of the industry." The revenue off of the research far outweighs the revenue associated with membership fees. Because again, we're over 90 countries right now.
Mike:	You got to be mindful of the fact that not everybody makes the same amount money around the world. You certainly don't want to be in a situation where you've got people in New York City that are asking questions in certain community and the expertise happens to be in Mumbai. There's a large gap in annual compensation models. Even a nominal membership fee might be a barrier to entry, to create that collaboration and get that one more point of research or that one more educational

seat, or that one more training professional who might know something that some of the folks in the United States don't know.

Mike: So that's why we're very, very cognizant of the fact that the membership thing is an interesting situation. That's the other thing too, is we built this for the practitioners so that the practitioners could come in. A lot of the existing membership organizations are actually paid for by their companies and people move around.

Mike: One of our goals is, our membership will continue to use Procurement Foundry and its services long-term, regardless of who they work for. We've already had people inside of the community who have moved on to secondary jobs, and they've come back into the Procurement Foundry and asked the Procurement Foundry advice for, "Hey, I'm starting up a new procurement organization at company XYZ. I need everything. I need the whole 90-day, 180-day package." Whereas before, I had access to some of the other premium items that are out there in research and things like that, that they don't have today.

Mike: So we feel that we're uniquely positioned in that space, as well, where our community stays with our practitioners, no matter where they go.

Brett: Got it. That was some great additional color. So last question here, and then we can give everyone some places. We can point them towards, for some additional information. So obviously, the whole reason why we're hosting this webinar is, there is an ongoing crowdfunding campaign with MicroVentures going on. So you guys are raising capital here.

Brett: Can you talk a little bit about the use of funds, and what exactly you feel the capital can do for you guys, in terms of expanding? I know, and I will point people towards the campaign page, specifically, here at the end, and you can find a more granular breakdown. But maybe just from a high level, Mike, if you don't mind sharing the thoughts around, why you felt it made sense to get some capital into the business and what you plan to do with it.

Mike: Yeah, absolutely. As you mentioned already, our growth so far has been 100% organic, word of mouth. We're investigating, potentially using some of the capital raised to broaden the words from nonorganic growth to paid growth, and exposure to the rest of the industry. We're also looking to use some of that capital, quite candidly, to develop some operating and some marketing associated with some of the services that we've already got in the cycle and in plan.

Mike: So we would use some of those funds to help us bolster and our go-to-market strategy on some of the service offering that we already have, some of the events that we have, and some of the event sales efforts that are taking place, as well as, we're also looking into things like aggregating the buying power of our membership community, and modeling that out right now, to see whether or not we entered that market, or not, as well. Obviously, to help us fortify our position in data associated with either organic data that our membership is creating, new research data, market benchmarking data, things like that.

Mike:	That's really where we're looking to use the funds right now, which is to reinvest back in and to really solidify our service offerings for both our membership and for developing a much clearer and more robust offering, for some of our advertising marketing sponsors to be able to gain exposure and position themselves as thought leaders for our membership to use their services.
Brett:	Great. That was super helpful, and it can be clearly defined as true growth capital.
Mike:	It's all growth capital, yes.
Brett:	I want to thank you guys and for all the folks who attended and asked great questions. If you have any more questions after we sign off, I'd like to point you guys towards the Procurement Foundry campaign page on the MicroVentures website. So the URL itself is actually invest.microventures.com/offerings/procurementfoundry. You can also find it by going to microventures.com, clicking the invest tab, and scrolling down until you see the Procurement Foundry tombstone.
Brett:	We have a wealth of data there, including the pitch deck that Mike went through today. So you can feel free to review that. If you felt that you were still a little confused, or had some questions that you didn't quite get answered, or maybe you just didn't even know what to ask. There's also a discussion forum there. So if you do have any questions that pop-up after the fact, you can submit them there. I know a good number of people will be listening to this recording. If you are one of those folks, then feel free to ask any questions that you have on the discussion forum, and then we can get to that.
Brett:	Then, of course, if you'd like to invest in this opportunity and be a part of Procurement Foundry's growth, we encourage you to do so. There's a bright orange invest button on that same campaign page that I just pointed you towards. You can click there. If you have an account with us already, you probably know how the process works. If not, you can sign up, and it'll walk you through the process.
Brett:	That's going to do it for me. Mike, Yashar, are there any final thoughts you'd like to share with everyone before ending the webinar, or any other places you'd like to point people towards?
Mike:	Yashar, you got anything? You haven't said anything, I apologize.
Yashar:	Well, you've done such a good job, dialing in the commentary. It's been great to listen to, actually. In terms of added resources, not really. Just following us on the social media channels that we post on and looking through any of the content that's in the MicroVentures package. There's a lot of great information there. You can always reach out to us. It's not like we're not available for questions. We can schedule a time via the folks from MicroVentures and go from there.
Brett:	Sounds good.
Mike:	I think if I had to leave with one thing, obviously, our organic natural growth so far has proven that there's a real large need inside of the industry for collaboration

of sourcing and procurement professionals. At that lens, that navigation, that consolidation of knowledge, and personnel lends itself very nicely to a multifaceted monetization opportunity, whether that's in the advertising and the marketing opportunities that we talked about today, whether that's in knowledge and access associated with developing out an entire training and education program for our membership, and their companies to take advantage of.

Mike: Whether or not that's data mining, the organic data that our community is now developing on their own, paid, data, research, and things like that. Investigating things we already put out there, around an aggregated purchasing. There's a ton of aggregated purchasing inside of the Procurement Foundry, and there's, quite honestly, some real interest inside of our community for us to further that. Then also, what does that mean from premium membership thing going forward.

Mike: We've got a really good roadmap for us as far as, what the monetization is that we outlined inside of that. We think that positioning our community for large growth in large numbers of an aggregation of a specific industry like this presents itself very well, at least based on from what we're hearing on feedback from a number of our different potential opportunities on creating and layering in services on top of that like we outlined. So we're really excited about it.

Brett: I think that's a really good way to wrap this up. So that's going to conclude the webinar today, for us guys. I want to thank everyone, again, for joining. We know there's a lot going on in the world right now. It means a lot and we really appreciate you taking some time out of your day to learn more about everything going on with Procurement Foundry. We hope everyone stays safe out there and has a great rest of the day and rest of the week. Thanks, Mike. Thank Yashar.

Yashar: Thanks Brett.

Mike: Thanks Brett, we really appreciate it.

Brett: Yeah, talk soon.

Mike: Bye, bye everyone.

Yashar: Bye everyone.

Brett: Bye guys.